[redacted]

08027360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14663

RECEIVED
2008 FEB 28 AM 7 20
SEC / MR

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/06 (MM/DD/YY) AND ENDING 12/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FAM Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Financial Center
(No. and Street)

New York	New York	10080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Ryan — (212) 449 - 5618
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/18

FAM DISTRIBUTORS, INC.
(S.E.C. I.D. No. 8-14663)

BALANCE SHEET
AS OF DECEMBER 28, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

FAM Distributors, Inc.

We have audited the accompanying balance sheet of FAM Distributors, Inc. (the "Company") as of December 28, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of FAM Distributors, Inc. at December 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

FAM DISTRIBUTORS, INC.

BALANCE SHEET
AS OF DECEMBER 28, 2007

ASSETS		
Cash and cash equivalents	$	2,510,522
Other receivables		96,633
TOTAL	$	2,607,155
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to affiliates	$	2,229,014
STOCKHOLDER'S EQUITY:		
Common stock, par value—$1.00 per share, authorized 1,000 shares; 100 shares issued and outstanding	$	100
Additional paid-in capital		310,900
Retained earnings		67,141
Total stockholder's equity	$	378,141
TOTAL	$	2,607,155

See notes to balance sheet.

FAM DISTRIBUTORS, INC.

NOTES TO BALANCE SHEET
AS OF DECEMBER 28, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — FAM Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, a participant with the National Securities Clearing Corp. and a member of Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Merrill Lynch Group, Inc. which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co." or the "Parent").

Prior to September 29, 2006, the Company acted as the distributor for the sale of shares of certain affiliated investment companies (the "Funds"). On September 29, 2006, the Parent completed the merger of the MLIM investment management business, the investment advisor and manager to the Funds, with BlackRock, Inc. ("BlackRock"). As a result, as of September 30, 2006, the Funds were no longer affiliates of the Company. ML&Co. holds a 49% interest in BlackRock and the Funds are now considered related parties.

Cash and cash equivalents — Includes a highly liquid marketable security, a U.S. Treasury Bill, with an original maturity of three months or less and is carried at fair value.

Income taxes — The results of operations of the Company are included in the consolidated U.S. federal and certain unitary or consolidated U.S. state income tax returns of the Parent. The Company does file certain states' income tax returns on a stand-alone basis. Pursuant to a contract with Merrill Lynch Investment Managers, L.P. ("MLIM LP"), an affiliate of the Company, MLIM LP absorbs all tax liabilities incurred. Accordingly, any liability or benefit would be included in the contractual reimbursement from an affiliated entity (see Note 3).

The Parent uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by EITF 02-3 that prohibits

recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to incorporate changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided that the entity has not yet issued financial statements for that fiscal year, including any interim periods. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to retained earnings in the year of adoption. The Company adopted SFAS No. 157 in 2007. The adoption of SFAS No. 157 did not have an impact on the Company's financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 in 2007. As described above, the Company has an agreement with MLIM LP whereby MLIM LP absorbs all tax liabilities incurred. Accordingly, the adoption of FIN 48 did not have an impact on the Company's financial condition.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 in 2007. In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. All financial assets of the Company are classified as Level 1.

3. TRANSACTIONS WITH AFFILIATES

The Company has a contract with MLIM LP, which provides that the Company be reimbursed (charged) to the extent its expenses are greater (less) than revenues, including all current and deferred tax liabilities incurred such as but not limited to income tax, franchise tax, and capital tax.

In performing services under the terms of the distribution agreements with the Funds (see Note 1), MLIM LP provided the use of employees, use of fixed assets and incurred occupancy and other operating expenses for various services on behalf of the Company during the year. The contractual reimbursement agreement with MLIM LP is expected to continue indefinitely.

Certain Funds that have been distributed by the Company adopted a plan of distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") pursuant to which the Company receives a fee from the Funds for the services provided and expenses incurred by the Company under its distribution agreement. As authorized by the Plan, the Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") to provide these distribution related services to the Funds. As of December 28, 2007, there were no outstanding fees due to MLPF&S.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 28, 2007, the Company's ratio of aggregate indebtedness to net capital was 8.52 to 1. The Company's net capital was $261,508, and the required net capital was $148,601.

5. CONTINGENCIES

The Company and certain affiliated companies are parties to certain lawsuits arising from the normal conduct of their business. The Company's potential liability, if any, as a result of these contingencies is not reasonably probable or estimable. As of December 28, 2007, the Company has not made any provision for any contingency in the accompanying financial statement. While the ultimate result of the lawsuits against the Company and its affiliates cannot be predicted with certainty, the effect could be material. Under the terms of a contractual reimbursement, any losses incurred would be ultimately borne by MLIM LP.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2008
FAM Distributors, Inc.
Merrill Lynch World Headquarters
4 World Financial Center
New York, NY 10080

In planning and performing our audit of the financial statements of FAM Distributors, Inc. (the "Company") as of and for the year ended December 28, 2007 (on which we issued our report dated February 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 28, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END